SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                            For the Month of May 2005

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  |X|         Form 20-F         |_|     Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  |_|         Yes               |X|     No

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated May 17, 2005.

         Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's Management Report with respect to the results of operations of the Registrant for the quarter ended March 31, 2005.

         Attached hereto as Exhibit 3 and incorporated herein by reference is the Registrant's consolidated audited financial statements for the quarter ended March 31, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ELBIT SYSTEMS LTD.

                                        (Registrant)


                                        By: /s/ Ilan Pacholder
                                            ------------------------------------
                                        Name:  Ilan Pacholder
                                        Title: Corporate Secretary

Dated:  May __, 2005

                                  EXHIBIT INDEX
                                  -------------

    EXHIBIT NO.   DESCRIPTION
    -----------   -----------

         1.       Press release dated May 17, 2005.

         2.       Management report.

         3.       Financial statements

                                                                       EXHIBIT 1

                ELBIT SYSTEMS REPORTS FIRST QUARTER 2005 RESULTS

                   REVENUES INCREASED BY 8% TO $230.7 MILLION

            BACKLOG OF ORDERS REACHED A NEW RECORD OF $ 2.37 BILLION

 DILUTED EPS WAS $0.32 COMPARED TO $0.30 FOR THE CORRESPONDING QUARTER LAST YEAR


HAIFA, ISRAEL, MAY 17, 2005 - ELBIT SYSTEMS LTD. (THE "COMPANY") (NASDAQ: ESLT), the international defense company, today reported its consolidated results for the first quarter ended March 31, 2005.

THE COMPANY'S BACKLOG OF ORDERS AS OF MARCH 31, 2005 reached $2,373 million, as compared with $2,154 million at the end of 2004. 65% of the backlog relates to orders outside of Israel. Approximately 63% of the Company's backlog as of March 31, 2005 is scheduled to be performed over the next three quarters of 2005 and during 2006.

CONSOLIDATED REVENUES FOR THE FIRST QUARTER OF 2005 increased by 8.0% to $230.7 million from $213.7 million in the corresponding quarter in 2004.

CONSOLIDATED NET INCOME FOR THE FIRST QUARTER OF 2005 was $13.1 million (5.7% of revenues), as compared with $12.3 million (5.7% of revenues) in the same period in 2004. Diluted earnings per share for the first quarter of 2005 were $0.32, as compared with $0.30 for the first quarter of 2004.

GROSS PROFIT FOR THE FIRST QUARTER OF 2005 was $61.6 million (26.7% of revenues), as compared with gross profit of $56.6 million (26.5% of revenues) in the first quarter of 2004.

During the first quarter of 2005 the Company produced operating cash flow of $49.6 million.

During  the  fourth  quarter  of  2004,  the  Company  adopted  the  fair  value recognition provision of SFAS No. 123, effective as of January 1, 2004, using the Black-Scholes-Merton formula to estimate the fair value of stock options granted to employees. Accordingly, compensation cost is recorded over the vesting period on a straight-line basis. Following the adoption of SFAS 123, the financial results are no longer materially affected by the impact of changes in the Company's share price on employee stock-based compensation. Therefore, in accordance with SFAS 123, the Company's 2004 financial comparative results have been adjusted retroactively to reflect the adoption of the fair value recognition provision effective as of January 1, 2004.

The President and CEO of Elbit Systems, Joseph Ackerman, commented: "We are pleased to report our first results for 2005, which continue the long established positive path we have followed of increased revenues and profits year after year. We continue to concentrate on the long-term development of the Company, and during the quarter we completed the first stage of the transaction to acquire equity in Tadiran Communications. We also completed the acquisition of the now privatized IMI aviation business and won several important contracts. Our backlog reached another new record level, and the new business received, combined with our continued investment in research and development, will ensure the continued future success of Elbit Systems."

THE BOARD OF DIRECTORS DECLARED A DIVIDEND OF $0.13 PER SHARE FOR THE FIRST QUARTER OF 2005. THE DIVIDEND'S RECORD DATE IS JUNE 7TH, 2005, AND THE DIVIDEND WILL BE PAID ON JUNE 20, 2005, NET OF TAXES AND LEVIES, AT THE RATE OF 20.58%.

Conference Call

The Company will be hosting a webcast and conference call today, Tuesday, May 17th at 10.00am EST. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please access Elbit Systems' investor relations web-site at http://www.elbitsystems.com. An online replay will be available from 2 hours after the call end, and will be available for 30 days.

Alternatively, please call one of the teleconferencing numbers that follow. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using one of the toll-free numbers, please try the international dial-in number.

                       US Dial-in Numbers: 1 866 860 9642
                        UK Dial-in Number: 0 800 917 5108
                       ISRAEL Dial-in Number: 03 918 0610
                  INTERNATIONAL Dial-in Number: +972 3 918 0610

At: 10:00am Eastern Standard Time, 7:00am Pacific Standard Time, 3:00pm UK Time or 5:00pm Israel Time.

In addition, a replay of the call will be available by telephone starting two hours after the call ends until Thursday, May 19, 10:00 am EST. To access the replay please dial: 1-877-332-1104 (US) or +972-3-925-5945 (international and Israel)

ABOUT ELBIT SYSTEMS LTD.

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense applications. For further information, please visit the Company web site at www.elbitsystems.com

COMPANY CONTACT:                                     IR CONTACT:

Ilan Pacholder                                       Ehud Helft / Kenny Green
V.P. Finance & Capital Markets
Corporate Secretary
Elbit Systems Ltd                                    GK International
Tel:  +972-4 831-6632                                Tel: 1-866-704-6710
Fax: +972-4 831-6659                                 Fax: + 972-3-607- 4711
E-mail: pacholder@elbit.co.il                        E-mail: Kenny@gk-biz.com
        ---------------------                                ----------------
                                                     E-mail: Ehud@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                          (FINANCIAL TABLES TO FOLLOW)

                               ELBIT SYSTEMS LTD.
                           CONSOLIDATED BALANCE SHEETS
                           (In thousand of US Dollars)

                                               March 31      December 31
                                                 2005            2004
                                              ---------      ---------
                                              Unaudited        Audited

ASSETS

Current Assets:

Cash and short term deposits                     50,872         34,847
Trade receivable and others                     261,826        267,151
Inventories, net of advances                    267,781        249,041
                                              ---------      ---------
Total current assets                            580,479        551,039

Affiliated Companies & other Investments         70,241         62,886
Long-term receivables & others                   85,508         85,100
Fixed Assets, net                               249,902        244,288
Other assets, net                                95,749         95,987
                                              ---------      ---------
                                              1,081,879      1,039,300
                                              =========      =========


LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities                             395,717        378,450
Long-term liabilities                           238,522        221,810
Minority Interest                                 4,121          4,340
Shareholder's equity                            443,519        434,700
                                              ---------      ---------
                                              1,081,879      1,039,300
                                              =========      =========

                               ELBIT SYSTEMS LTD.
                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------
            (In thousand of US Dollars, except for per share amounts)



                                                       Three Months Ended        Year Ended
                                                             March 31            December 31
                                                     ----------------------        -------
                                                      2005            2004          2004
                                                     -------        -------        -------
                                                           Unaudited               Audited
Revenues                                             230,688        213,672        939,925
Cost of revenues                                     169,126        157,080        689,626
                                                     -------        -------        -------
  Gross Profit                                        61,562         56,592        250,299

Research and development, net                         15,166         13,294         66,846
Marketing and selling                                 16,646         16,498         69,912
General and administrative                            12,772         11,562         47,832
                                                     -------        -------        -------
Total operating expenses                              44,584         41,354        184,590
                                                     -------        -------        -------

Operating income                                      16,978         15,238         65,709

Financial expenses, net                               (1,732)          (479)        (5,852)
Other income, net                                        169            215            770
                                                     -------        -------        -------
  Income before income taxes                          15,415         14,974         60,627
Provisions for income taxes                            3,987          4,075         15,219
                                                     -------        -------        -------
                                                      11,428         10,899         45,408

Company's share of partnerships and affiliated
Companies income, net                                  1,493          1,358          7,765


Minority rights                                          220             (5)          (180)
                                                     -------        -------        -------
  Net income                                          13,141         12,252         52,993
                                                     =======        =======        =======
Earnings per share

  Basic net earnings per share                          0.32           0.31           1.33
                                                     =======        =======        =======

  Diluted net earnings per share                        0.32           0.30           1.29
                                                     =======        =======        =======

                                                                       EXHIBIT 2

                               ELBIT SYSTEMS LTD.
                               MANAGEMENT'S REPORT
                      FOR THE QUARTER ENDED MARCH 31, 2005

         THIS REPORT SHOULD BE READ TOGETHER WITH THE UNAUDITED FINANCIAL STATEMENTS FOR THE QUARTER ENDED MARCH 31, 2005 OF ELBIT SYSTEMS LTD. ("ELBIT SYSTEMS" OR THE "COMPANY"), THE COMPANY'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES FOR THE YEAR ENDED DECEMBER 31, 2004, THE COMPANY'S MANAGEMENT REPORT FOR THE YEAR ENDED DECEMBER 31, 2004 AND THE COMPANY'S FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2003, FILED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND WITH THE ISRAELI SECURITIES AUTHORITY.

         FORWARD LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS IN THIS DOCUMENT ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, PRODUCT DEMAND, PRICING, MARKET ACCEPTANCE, CHANGING ECONOMIC CONDITIONS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT, THE EFFECT OF THE COMPANY'S ACCOUNTING POLICIES AS WELL AS CERTAIN OTHER RISK FACTORS WHICH ARE DETAILED FROM TIME TO TIME IN THE COMPANY'S SEC FILINGS.

A.       EXECUTIVE OVERVIEW

         BUSINESS DESCRIPTION

         Elbit Systems and its subsidiaries (the "Group") operates in the area of upgrading existing airborne, ground and naval defense platforms and is engaged in projects involving the design, development, manufacture and integration of advanced integrated defense systems, electronic systems, electro-optic systems and products and software intensive programs and products for the defense and homeland security sectors. In addition, the Company provides support services for such platforms, systems and products.

         The Company is engaged in leading projects in Israel and worldwide, in areas such as air, ground and naval Command, Control, Communication, Computers, Intelligence, Surveillance and Reconnaissance ("C4ISR") systems, digital maps, night vision systems, pilot helmet mounted systems, display and data processing systems, unmanned air vehicles ("UAVs"), computerized simulators, communication systems, thermal imaging products, laser products, optical systems for space applications, airborne reconnaissance systems, optic communication systems and products, systems for Homeland Defense products, surveillance products and systems and electric drive systems.

         The Company provides a wide range of logistic support services, including operation of pilot training services for the Israeli Air Force on a private financing initiative basis. Several of the Group's companies also provide advanced engineering and manufacturing services to various customers, utilizing their significant manufacturing capabilities. The Company often cooperates with industries in Israel and in various other countries.

         The Company tailors and adapts its technologies, integration skills, market knowledge and battle-proven systems to each customer's individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, the Company provides customers with cost-effective solutions, and its customers are able to improve their technological and operational capabilities within limited defense budgets.

         The Company operates in a competitive environment for most of its projects, systems and products. Competition is based on product and program performance, price, reputation, reliability, maintenance costs and responsiveness to customer requirements. This includes the ability to respond to rapid changes in technology. In addition, its competitive position sometimes is affected by specific requirements in particular markets.

         ACQUISITION OF TADIRAN COMMUNICATION LTD. SHARES

         On April 18, 2005, the Company completed the first stage of the transaction to purchase shares of Tadiran Communications Ltd. ("Tadiran Communications") from Koor Industries Ltd. ("Koor"). The first stage of the transaction was completed after all the conditions precedent and all the required approvals for this stage were obtained.

         According to the transaction agreements, Elbit Systems purchased from Koor, in this stage, approximately 13.7% of the share equity of Tadiran Communications. In addition to the shares previously purchased by Elbit Systems in the stock market, it currently holds approximately 20% of Tadiran Communications' shares. Concurrently therwith, Koor purchased approximately 5.3% of Elbit Systems' share equity from the Federmann Group. The parties also agreed on April 18, 2005 to extend the completion of the second stage of the transaction by up to four months under certain circumstances.

         Upon completion of the first stage of the transaction, three members of Tadiran Communications' board of directors were appointed: Joseph Ackerman, Elbit Systems' President, and two of Elbit Systems' Vice Presidents, Joseph Gaspar, Chief Financial Officer, and Jacob Gadot, VP for M&A. Also, Jonathan Kolber, the CEO of Koor, was appointed as a member of Elbit Systems' board of directors.

         Elbit Systems purchased Tadiran Communications shares from Koor in consideration for approximately $62.5 million. Koor purchased from the Federmann Group Elbit Systems' shares in consideration for approximately $53.2 million.

         Accordingly, the Company will account for its investment in Tadiran Communications under the equity method of accounting. In accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock", the Company's interest in Tadiran Communications, which has been accounted for as available for sale securities, should be accounted for retroactively under the equity method of accounting ("step-by-step acquisition") in the second quarter of 2005, the period in which the Company first obtained the ability to have significant influence over Tadiran Communications. Implementing the step-by-step acquisition method will result in a restatement of the Company's financial statements for all periods ending prior to April 18, 2005, in which the Company's investment in Tadiran Communications was accounted for as available for sale securities. The Company is currently evaluating the impact of the aforementioned restatement.

         FINANCIAL HIGHLIGHTS

         The Company's revenues increased by 8.0% and reached $230.7 million in the first quarter of 2005, as compared to $213.7 million in the first quarter of 2004.

         Net earnings in the first quarter of 2005 were $13.1 million and the diluted earnings per share were $0.32, as compared to $12.3 million and $0.30 in the first quarter of 2004.

         The Company's backlog increased by 10.2% and reached $2.37 billion as of March 31, 2005, as compared to $2.15 billion as of December 31, 2004. The Company's cash flows generated from operations in the quarter ended March 31, 2005 was $49.5 million, as compared to $25.3 million in the quarter ended March 31, 2004.

         The Board of Directors declared a dividend of $0.13 per share for the first quarter of 2005.

B.       BACKLOG OF ORDERS

         The Company's backlog of orders as of March 31, 2005 reached $2,373 million, of which 65% were for orders outside of Israel. The Company's backlog as of December 31, 2004 was $2,154 million, of which 66% were for orders outside of Israel.

         Approximately 63% of the Company's backlog as of March 31, 2005 is scheduled to be performed in the following three quarters of 2005 and during 2006. The majority of the 37% balance is scheduled to be performed in 2007 and 2008.

C.       CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         The Company's significant accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2004. See also the Company's management report for the year ended December 31, 2004.

D.       STOCK-BASED COMPENSATION

         Effective January 1, 2004, the Company adopted the fair value recognition provision of SFAS No. 123. Following the adoption of SFAS No. 123, the financial results are no longer materially affected by the impact of changes in the Company's share price on employee stock-based compensation.

         As a result of the adoption of SFAS No. 123 from January 1, 2004, the statement of income and diluted net earnings per share of the first quarter of 2004 were restated for purposes of comparison, as follows:

          Net income  as previously reported in the first quarter of 2004                      $   12,727
                                                                                               ============
          Restated net income (according to SFAS No. 123)                                      $   12,252
                                                                                               ============
          Diluted net earnings per share as reported in the first quarter of 2004              $     0.31
                                                                                               ============
          Restated diluted net earnings per share (according to SFAS No. 123)                  $     0.30
                                                                                               ============

E.       ACQUISITIONS DURING 2005

         On March 27, 2005, the Company's wholly-owned Israeli subsidiary Cyclone Aviation Products Ltd. ("Cyclone") completed the acquisition of the assets of the Aircraft Systems Division (the "Aircraft Division") located in Tirat Hacarmel, Israel, of Israel Military Industries Ltd. ("IMI") in consideration of approximately $7 million, a portion of which is in cash and the balance through assumption of obligations of the Aircraft Division. The transaction was made possible following the signature of an agreement among the Israel Treasury Ministry, representatives of the employees, IMI and Cyclone, relating to the severance conditions of the Aircraft Division's employees. The Aircraft Division manufactures weapon payloads and external fuel tanks for fighter aircraft.

         The excess of the purchase price over the fair value of net tangible assets acquired in the amount of approximately $1.5 million was allocated to customer contracts to be amortized over an estimated period of four years. The financial results of the Aircraft Division are included in the consolidated financial statements from date of acquisition.

F.                SUMMARY OF FINANCIAL RESULTS

         The  following  table  sets  forth  the   consolidated   statements  of
         operations of the Company and its subsidiaries for the three-month periods ended March 31, 2005 and March 31, 2004.

                                                                 For the three months ended
                                                        --------------------------------------------
                                                                          March 31
                                                        --------------------------------------------
                                                                2005                   2004 (*)
                                                        --------------------    --------------------
                                                           $             %         $             %
                                                        -------        -----    -------        -----
                                                    (In thousands of U.S. dollars, except per share data)
Total revenues                                          230,688        100.0    213,672        100.0
Cost of revenues                                        169,126         73.3    157,080         73.5
                                                        -------        -----    -------        -----
Gross profit                                             61,562         26.7     56,592         26.5
                                                        -------        -----    -------        -----
Research and Development (R&D) expenses                  19,900          8.6     16,461          7.7
Less - participation                                     (4,734)        (2.0)    (3,167)        (1.5)
                                                        -------        -----    -------        -----
R&D expenses, net                                        15,166          6.6     13,294          6.2
Marketing and selling expenses                           16,646          7.2     16,498          7.7
General and administrative expenses                      12,772          5.5     11,562          5.4
                                                        -------        -----    -------        -----
                                                         44,584         19.3     41,354         19.4
                                                        -------        -----    -------        -----

Operating  income                                        16,978          7.4     15,238          7.1

Finance expenses, net                                    (1,732)        (0.8)      (479)        (0.2)
Other expenses, net                                         169          0.1        215          0.1
                                                        -------        -----    -------        -----
Income before taxes on income                            15,415          6.7     14,974          7.0
Taxes on income                                           3,987          1.7      4,075          1.9
                                                        -------        -----    -------        -----
                                                         11,428          5.0     10,899          5.1

Minority interest in losses (gains) of subsidiaries         220          0.1         (5)         0.0

Equity in net earnings of affiliated companies and
partnership                                               1,493          0.6      1,358          0.6
                                                        -------        -----    -------        -----
Net earnings                                             13,141          5.7     12,252          5.7
                                                       ========       ======    =======       ======

Diluted earnings per share                                 0.32                   0.30
                                                       ========                =======

* Restated - See section D

         FIRST QUARTER OF 2005 COMPARED WITH THE FIRST QUARTER OF 2004

         REVENUES

         The Company's consolidated revenues increased by 8.0%, from $213.7 million in the first quarter of 2004 to $230.7 million in the first quarter of 2005.

         The following table sets forth the Company's revenue distribution by areas of operation:

                                                                                  Three-Month Period ended
                                                                        -------------------------------------------
                                                                         March 31, 2005             March 31, 2004
                                                                        -----------------          ----------------
                                                                   $ millions         %       $ millions        %
         Airborne systems                                               101.0        43.8           84.3       39.5
         Land systems                                                    26.0        11.2           51.8       24.2
         C4ISR systems                                                   44.0        19.1           29.5       13.8
         Electro-optics                                                  43.2        18.7           40.4       18.9
         Other  (mainly non-defense engineering and
              production services)                                       16.5         7.2            7.7        3.6
                                                                        -----       -----          -----      -----
         Total                                                          230.7       100.0          213.7      100.0
                                                                        =====       =====          =====      =====

         The changes in revenues distribution by areas of operation, other than ordinary quarterly fluctuations, were in the area of land systems sales, which decreased mainly as a result of delay in the receipt of certain orders for new projects, which were received but for which revenues were not yet recognized, while the revenues in all other areas of operation increased.

         The following table sets forth the Company's distribution of revenues by geographical regions:

                                                          Three-Month Period ended
                                                -------------------------------------------
                                                 March 31, 2005             March 31, 2004
                                                -----------------          ----------------
                                           $ millions         %       $ millions        %
         Israel                                  67.2        29.1           53.9       25.2
         United States                           89.5        38.8           79.5       37.2
         Europe                                  16.2         7.0           32.1       15.0
         Other countries                         57.8        25.1           48.2       22.6
                                                 ----        ----           ----       ----
         Total                                  230.7       100.0          213.7      100.0
                                                =====       =====          =====      =====

         The Company's sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of the Company's revenues is subject to governmental budgetary constraints.

         The changes in revenues by geographic distribution, other than standard quarterly fluctuations, were in the revenues from customers in Europe, which decreased from $32.1 million to $16.2 million, due mainly as a result of completion of certain programs and the temporary reduction in the land systems area of operations for European countries, while revenues in all other geographical regions increased.

         GROSS PROFIT

         Gross profit in the quarter ended March 31, 2005 was $61.6 million, as compared to $56.6 million in the quarter ended March 31, 2004. The gross profit margin in the first quarter of 2005 was 26.7%, as compared to 26.5% in the first quarter of 2004.

         RESEARCH AND DEVELOPMENT ("R&D")

         The Company continually invests in R&D in order to maintain and further advance its technologies, in accordance with a long-term plan, based on its estimate of future market needs.

         The Company's R&D is coordinated with, and partially funded by, third parties, including the Israeli Ministry of Defense ("IMOD"), the Office of the Chief Scientist ("OCS") and bi-national and European Development funds. These programs were mainly in the areas of advanced airborne systems, cutting edge electro-optics technology and products for surveillance, aerial reconnaissance, lasers, space based sensors and homeland security technologies and products. The Company experienced increased IMOD and OCS participation in these programs.

         Gross R&D expenses in the quarter ended March 31, 2005 totaled $19.9 million (8.6% of revenues), as compared to $16.5 million (7.7% of revenues) in the quarter ended March 31, 2004.

         The increase in R&D expenses resulted mainly from new projects initiated in the last quarter of 2004, which involved a high level of R&D activities and a high level of third party participations.

         Net R&D expenses (after reduction of third party participation) in the quarter ended March 31, 2005 totaled $15.2 million (6.6% of revenues), as compared to $13.3 million (6.2% of revenues) in the quarter ended March 31, 2004.

         MARKETING AND SELLING EXPENSES

         The Company maintains its activities in developing new markets and pursues at any given time various business opportunities according to the Company's plan.

         Marketing and selling expenses in the quarter ended March 31, 2005 were $16.6 million (7.2% of revenues), as compared to $16.5 million (7.7% of revenues) in the quarter ended March 31, 2004.

         GENERAL AND ADMINISTRATIVE ("G&A") EXPENSES

         G&A expenses were $12.8 million (5.5% of revenues) in the quarter ended March 31, 2005, as compared to $11.6 million (5.4% of revenues) in the quarter ended March 31, 2004.

         FINANCE EXPENSE (NET)

         Net finance expense in the quarter ended March 31, 2005 was $1.7 million, as compared to $0.5 million in the quarter ended March 31, 2004.

         The increase in the net finance expense resulted mainly from currency exchange rate differences, a higher level of long-term loans and an increase in interest rates.

         TAXES ON INCOME

         Provision for taxes in the quarter ended March 31, 2005 was $4.0 million (effective tax rate of 25.9%), as compared to a provision for taxes of $4.1 million (effective tax rate of 27.2%) in the quarter ended March 31, 2004. Following a government decision that was approved in 2004, the income tax rate in Israel was decreased from 35% in 2004 to 34% in 2005.

         The Company's tax rate represents a weighted average of the tax rates to which the various companies in the Group are subject. The change in the effective tax rate is attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Group's companies generating the taxable income operate and the recent decrease in the tax rate in Israel.

         COMPANY'S SHARE IN EARNINGS OF AFFILIATED ENTITIES

         In the first quarter of 2005 the Company had net income of $1.5 million from its share in earnings of affiliated companies and partnerships, as compared to $1.4 million in the first quarter of 2004.

         The companies and partnerships, in which the Company holds 50% or less in shares or voting rights and are therefore not consolidated in its financial statements, operate in complementary areas to the Company's core business activities, including electro-optics and airborne systems.

         NET EARNINGS AND EARNINGS PER SHARE ("EPS")

         Net earnings in the quarter ended March 31, 2005 were $13.1 million (5.7% of revenues), as compared to net earnings of $12.3 million (5.7% of revenues) in the quarter ended March 31, 2004. Diluted EPS in the quarter ended March 31, 2005 was $0.32, as compared to $0.30 in the quarter ended March 31, 2004.

         The number of shares used for computation of diluted EPS in the quarter ended March 31, 2005 was 41,617 thousand shares, as compared to 40,718 thousand shares in the quarter ended March 31, 2004.

G.       LIQUIDITY AND CAPITAL RESOURCES

         The Company's net cash flow generated from operating activities in the quarter ended March 31, 2005 was $49.6 million, resulting mainly from net income and advances received from customers. The cash inflows were partially offset, mainly by an increase in inventories and by payments of trade payables.

         Net cash flow used for investment activities in the quarter ended March 31, 2005 was $21.7 million, which was used mainly for procurement of various assets and equipment and acquisition of Tadiran's shares.

         Net cash flow used for financing activities in the quarter ended March 31, 2005 was $12.4 million, which was used mainly for repayment of long-term loans.

         On March 31, 2005, the Company had total borrowings in the amount of $83.0 million, including $73.6 million in long-term loans, and $395 million in guarantees issued on its behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On March 31, 2005, the Company had a cash balance amounting to $49.6 million.

         The Company and some of its subsidiaries operate with loan and credit agreements that contain certain covenants. Such covenants include requirements for shareholders' equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of March 31, 2005, the Company and its subsidiaries are in full compliance with all such covenants.

         As of March 31, 2005, the Company had working capital of $184.8 million and its current ratio was 1.47. The Company's ratio of equity to total assets was 41%.

H.       DERIVATIVES AND HEDGES

         Market risks relating to the Company's operations result primarily from changes in interest rates and exchange rates. The Company typically uses financial instruments to limit its exposure to those changes. The Company also typically enters into forward contracts in connection with transactions that are denominated in currencies other than U.S. dollars and New Israeli Shekels ("NIS"). The Company may enter from time to time into forward contracts related to NIS, based on market conditions.

         On March 31, 2005, the Company's liquid assets were comprised of bank deposits, and it had no investments in liquid equity securities that were subject to market fluctuations, except for the Tadiran Communications shares acquired as mentioned above. The Company's deposits and loans are based on variable interest rates, and their value as of March 31, 2005 was therefore not exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect the Company's results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

         The Company's functional currency is the U.S. dollar. On March 31, 2005, the Company had exposure due to liabilities denominated in NIS of $63 million in excess of its NIS denominated assets. These liabilities represent mostly wages and trade payables. The amount of the Company's exposure to the changes in the NIS-U.S. dollar exchange rate varies from time to time.

         Most of the Company's assets and liabilities which are denominated in currencies other than the NIS and the U.S. dollar were covered as of March 31, 2005 by forward contracts and options. On March 31, 2005, the Company had forward contracts for the sale and purchase of such foreign currencies totaling $30.6 million ($18 million in Euro, $5.4 million in GBP and $7.2 million in other currencies). The results of financial derivative activities in this quarter were not material.

         On March 31, 2005, the Company had options for hedging future cash flow denominated in GBP in the amount of $151 million. The fair market value of the options as of March 31, 2005 was not material.

I.       APPOINTMENT OF NEW DIRECTORS

         On May 16, 2005, the Company's Board of Directors appointed Moshe Arad as a director. This is in addition to the appointment of Jonathan Kolber as a director on April 18, 2005.

J.       DIVIDENDS

         The Board of Directors declared on May 16, 2005 a dividend of $0.13 per share.

                                    * * * * *

                                                                       EXHIBIT 3


                    ---------------------------------------
                    ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
                    ---------------------------------------

                         CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

                              AS OF MARCH 31, 2005
                                   (Unaudited)
                         (In thousands of U.S. dollars)

                    ---------------------------------------
                    ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
                    ---------------------------------------

                                 C O N T E N T S
                                 ---------------

                                                                                         P A G E
                                                                                         -------
CONSOLIDATED FINANCIAL STATEMENTS

    Consolidated Balance Sheets                                                           2 - 3

    Consolidated Statements of Income                                                       4

    Consolidated Statements of Changes in Shareholder's Equity                             5-6

    Consolidated Statements of Cash Flows                                                  7-8

    Notes to the Consolidated Financial Statements                                         9-13


                                   # # # # # #

                                        ELBIT SYSTEMS LTD.  AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

                                                                    MARCH 31,   DECEMBER 31,
                                                                      2005          2004
                                                                   ----------    ----------
                                                                   (UNAUDITED)    (AUDITED)
CURRENT ASSETS:
Cash and cash equivalents                                          $   49,609    $   34,109
Short-term bank deposits                                                1,263           738
Trade receivables, (net of allowance for doubtful
    accounts in the amount of $2,994 and $3,064 as of March 31,
    2005 and December 31, 2004, respectively)                         207,982       214,816
Other receivables and prepaid expenses                                 53,844        52,335
Inventories, net of advances                                          267,781       249,041
                                                                   ----------    ----------
Total current assets                                                  580,479       551,039
                                                                   ----------    ----------

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliated companies and a partnership                  31,778        33,124
Available for sale securities                                          26,718        18,017
Investments in other companies                                         11,745        11,745
Long-term bank deposits and trade receivables                           2,193         2,102
Severance pay fund                                                     83,315        82,998
                                                                   ----------    ----------
                                                                      155,749       147,986
                                                                   ----------    ----------

PROPERTY, PLANT AND EQUIPMENT,  NET                                   249,902       244,288
                                                                   ----------    ----------



INTANGIBLE ASSETS:
Goodwill                                                               33,716        33,706
Other intangible assets, net                                           62,033        62,281
                                                                   ----------    ----------
                                                                       95,749        95,987
                                                                   ----------    ----------

                                                                   $1,081,879    $1,039,300
                                                                   ==========    ==========


         The accompanying notes are an integral part of the consolidated financial statements

                                        ELBIT SYSTEMS LTD.  AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

                                                                                  MARCH 31,      DECEMBER 31,
                                                                                    2005             2004
                                                                                 -----------     -----------
                                                                                 (UNAUDITED)      (AUDITED)
                                                                                 -----------     -----------
CURRENT LIABILITIES:
Short-term bank credit and loans                                                 $     7,721     $     8,592
Current maturities of long-term loans                                                  1,694           1,656
Dividend payable                                                                       5,296               -
Trade payables                                                                       100,106         118,391
Other payables and accrued expenses                                                  168,356         169,702
Customers advances and amounts in excess of
    costs incurred on contracts in progress                                          112,544          80,109
                                                                                 -----------     -----------
Total current liabilities                                                            395,717         378,450
                                                                                 -----------     -----------

LONG-TERM LIABILITIES:
Long-term loans                                                                       73,628          86,234
Advances from customers                                                               41,122          10,320
Deferred income taxes                                                                 24,706          24,516
Accrued termination liability                                                         99,066         100,740
                                                                                 -----------     -----------
                                                                                     238,522         221,810
                                                                                 -----------     -----------


MINORITY INTERESTS                                                                     4,121           4,340
                                                                                 -----------     -----------

SHAREHOLDERS' EQUITY:
Share capital

Ordinary  shares  of  New  Israeli  Shekels  (NIS)  1 par  value;
    Authorized-80,000,000  shares as of March 31, 2005 and December 31, 2004;
    Issued-41,091,763 and 40,969,947 shares as of March 31, 2005 and
       December 31, 2004 respectively;

    Outstanding - 40,682,942 and 40,561,126 shares as of March 31, 2005 and
       December 31, 2004, respectively                                                11,576          11,548
Additional paid-in capital                                                           275,766         274,432
Accumulated other comprehensive loss                                                  (3,734)         (3,346)
Retained earnings                                                                    164,232         156,387
Treasury shares - 408,821 shares as of March 31, 2005 and
   December 31, 2004                                                                  (4,321)         (4,321)
                                                                                 -----------     -----------
                                                                                     443,519         434,700
                                                                                 -----------     -----------
                                                                                 $ 1,081,879     $ 1,039,300
                                                                                 ===========     ===========


         The accompanying notes are an integral part of the consolidated financial statements

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U. S. dollars (In thousands, except share and per share data)

                                                            THREE MONTHS ENDED
                                                                 MARCH 31,           YEAR ENDED
                                                          -----------------------    DECEMBER 31,
                                                             2005        2004 (*)        2004
                                                          ---------     ---------     ---------
                                                                (UNAUDITED)           (AUDITED)
                                                          -----------------------     ---------
Revenues                                                  $ 230,688     $ 213,672     $ 939,925
Cost of revenues                                            169,126       157,080       689,626
                                                          ---------     ---------     ---------
           Gross profit                                      61,562        56,592       250,299
                                                          ---------     ---------     ---------

Research and development costs, net                          15,166        13,294        66,846
Marketing and selling expenses                               16,646        16,498        69,912
General and administrative expenses                          12,772        11,562        47,832
                                                          ---------     ---------     ---------
                                                             44,584        41,354       184,590
                                                          ---------     ---------     ---------

      Operating income                                       16,978        15,238        65,709

Financial expenses, net                                      (1,732)         (479)       (5,852)
Other income, net                                               169           215           770
                                                          ---------     ---------     ---------
      Income before taxes on income                          15,415        14,974        60,627
Taxes on income                                               3,987         4,075        15,219
                                                          ---------     ---------     ---------
                                                             11,428        10,899        45,408
Equity in net earnings of affiliated companies and
   partnership                                                1,493         1,358         7,765
Minority interests in losses (earnings) of
   subsidiaries                                                 220            (5)         (180)
                                                          ---------     ---------     ---------
      Net income                                          $  13,141     $  12,252     $  52,993
                                                          =========     =========     =========
Earnings per share
   Basic net earnings per share                           $    0.32     $    0.31     $    1.33
                                                          =========     =========     =========
   Diluted net earnings per share                         $    0.32     $    0.30     $    1.29
                                                          =========     =========     =========
   Number of shares used in computation of basic net
   earnings per share                                        40,645        39,579        39,952
                                                          =========     =========     =========
   Number of shares used in computation of diluted net
   earnings per share                                        41,617        40,718        41,041
                                                          =========     =========     =========

* Restated see Note 3

         The accompanying notes are an integral part of the consolidated financial statements

                                        ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------
U. S. dollars (In thousands, except share and per share data)

                                                                                                  ACCUMULATED
                                                 NUMBER OF                     ADDITIONAL            OTHER
                                               OUTSTANDING       SHARE          PAID-IN          COMPREHENSIVE
                                                 SHARES         CAPITAL         CAPITAL              LOSS
                                              ------------    -------------   -------------    ----------------
 BALANCE AS OF JANUARY 1, 2004
   (AUDITED)                                   39,337,304        $ 11,273       $ 259,033         $ (3,992)
 Exercise of options                            1,223,822             275          10,985                -
 Cumulative effect of first time adoption
   of the fair value based method for stock
   based compensation expenses                                                       (152)
 Tax benefit in respect of options exercised            -               -           1,179                -
 Amortization of stock based
   compensation                                         -               -           3,387                -
 Dividends paid                                         -               -               -                -
 Comprehensive income (loss):
 Unrealized gains on derivative
    instruments                                         -               -               -             (299)
 Foreign currency translation differences               -               -               -              450
 Unrealized gains on available for sale
   securities, net                                                                                   1,396
 Minimum pension liability                              -               -               -             (901)
 Net income                                             -               -               -                -
                                              ------------    -------------   -------------    ----------------
 Total comprehensive income

 BALANCE AS OF DECEMBER 31, 2004

   (AUDITED)                                   40,561,126        $ 11,548       $ 274,432         $ (3,346)
Exercise of options                               121,816              28           1,047                -
Tax benefit in respect of options exercised             -               -             287                -
Dividends paid                                          -               -               -                -
 Comprehensive income (loss):
Unrealized gains on derivative
    instruments                                         -               -               -              212
Unrealized losses on available for sale
   securities, net                                                                                    (425)
Foreign currency translation differences                -               -               -             (175)
Net income                                              -               -               -                -
                                              ------------    -------------   -------------    ----------------
Total comprehensive income

  BALANCE AS OF MARCH 31, 2005
   (UNAUDITED)                                 40,682,942        $ 11,576       $ 275,766         $ (3,734)
                                              ============    =============   =============    ================

                                                                                   TOTAL           TOTAL OTHER
                                               RETAINED        TREASURY        SHAREHOLDERS'      COMPREHENSIVE
                                               EARNINGS         SHARES             EQUITY             INCOME
                                              ------------    ------------    ---------------   -----------------
 BALANCE AS OF JANUARY 1, 2004
   (AUDITED)                                    $ 190,086        $ (4,321)      $ 452,079
 Exercise of options                                    -               -          11,260
 Cumulative effect of first time adoption
   of the fair value based method for stock
   based compensation expenses                                                       (152)
 Tax benefit in respect of options exercised            -               -           1,179
 Amortization of stock based
   compensation                                         -               -           3,387
 Dividends paid                                   (86,692)              -         (86,692)
 Comprehensive income (loss):
 Unrealized gains on derivative
    instruments                                         -               -            (299)           $ (299)
 Foreign currency translation differences               -               -             450               450
 Unrealized gains on available for sale
   securities, net                                                                  1,396             1,396
 Minimum pension liability                              -               -            (901)             (901)
 Net income                                        52,993               -          52,993            52,993
                                              ------------    ------------    ---------------   -----------------
 Total comprehensive income                                                                        $ 53,639
                                                                                                =================
 BALANCE AS OF DECEMBER 31, 2004

   (AUDITED)                                    $ 156,387        $ (4,321)      $ 434,700
Exercise of options                                     -               -           1,075
Tax benefit in respect of options exercised             -               -             287
Dividends paid                                     (5,296)              -          (5,296)
 Comprehensive income (loss):
Unrealized gains on derivative
    instruments                                         -               -             212               212
Unrealized losses on available for sale
   securities, net                                                                   (425)             (425)
Foreign currency translation differences                -               -            (175)             (175)
Net income                                         13,141               -          13,141            13,141
                                              ------------    ------------    ---------------   -----------------
Total comprehensive income                                                                          $12,753
                                                                                                =================
  BALANCE AS OF MARCH 31, 2005
   (UNAUDITED)                                  $ 164,232        $ (4,321)      $ 443,519
                                              ============    ============    ===============

         The accompanying notes are an integral part of the consolidated financial statements.

                                        ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands, except share and per share data)

                                                                                                  ACCUMULATED
                                                NUMBER OF                      ADDITIONAL            OTHER
                                               OUTSTANDING       SHARE          PAID-IN          COMPREHENSIVE
                                                 SHARES         CAPITAL         CAPITAL          INCOME (LOSS)
                                              ------------    -------------   -------------    ----------------
BALANCE AS OF JANUARY 1, 2004
  (AUDITED)                                    39,337,304       $  11,273       $ 259,033         $ (3,992)
  Exercise of options                             381,109              85           3,552                -
  Cumulative effect of first time
   adoption     of the fair value based
   method for stock based compensation                                               (152)
   expenses
  Tax benefit in respect of options
   exercised                                            -               -             411                -
 Stock-based compensation                               -               -             923                -
 Dividends paid                                         -               -               -                -
 Unrealized gains on derivative
    instruments                                                                                        (94)
 Foreign currency translation differences                                                              144
 Net income                                             -               -               -                -
                                              ------------    -------------   -------------    ----------------
Total comprehensive income

 BALANCE AS OF MARCH 31, 2004
  (UNAUDITED) (*)                              39,718,413        $ 11,358       $ 263,767         $ (3,942)
                                              ============    =============   =============    ================


                                                                                   TOTAL           TOTAL OTHER
                                               RETAINED        TREASURY        SHAREHOLDERS'      COMPREHENSIVE
                                               EARNINGS         SHARES             EQUITY             INCOME
                                              ------------    ------------    ---------------   -----------------
BALANCE AS OF JANUARY 1, 2004
  (AUDITED)                                     $ 190,086        $ (4,321)      $ 452,079
  Exercise of options                                   -               -           3,637
  Cumulative effect of first time
   adoption     of the fair value based
   method for stock based compensation                                               (152)
   expenses
  Tax benefit in respect of options
   exercised                                            -               -             411
 Stock-based compensation                               -               -             923
 Dividends paid                                    (4,327)              -          (4,327)
 Unrealized gains on derivative
    instruments                                                                       (94)              (94)
 Foreign currency translation differences                                             144               144
 Net income                                        12,252               -          12,252          $ 12,252
                                              ------------    ------------    ---------------   -----------------
Total comprehensive income                                                                         $ 12,302
                                                                                                =================
 BALANCE AS OF MARCH 31, 2004
  (UNAUDITED) (*)                               $ 198,011        $ (4,321)      $ 464,873
                                              ============    ============    ===============


* Restated see Note 3

         The accompanying notes are an integral part of the consolidated financial statements.

                                        ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------
U. S. dollars (In thousands)

                                                                         THREE MONTHS ENDED
                                                                              MARCH 31,          YEAR ENDED
                                                                        ----------------------   DECEMBER 31,
                                                                          2005       2004 (**)      2004
                                                                        --------     --------     --------
                                                                             (UNAUDITED)           (AUDITED)
                                                                        --------     --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                            $ 13,141     $ 12,252     $ 52,993
  Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization                                           10,794       10,401       42,261
  Amortization of deferred stock compensation                                  -          923        3,387
  Deferred income taxes                                                     (527)         723          153
  Accrued severance pay, net                                              (2,114)      (1,463)      (2,304)
  Loss (gain) on sale of property and equipment                             (250)           5          143
  Tax benefit in respect of options exercised                                287          411        1,179
  Minority interests in earnings (losses) of subsidiaries                   (220)           5          180
  Equity in net losses (earnings)  of affiliated companies and
     partnership, net of dividend received (*)                              (493)         963          385
 Changes in operating assets and liabilities:
  Decrease (increase) in short and long-term receivables and prepaid       5,978       28,302      (16,871)
expenses

  Increase in inventories                                                (28,778)      (6,953)       2,932
  Increase (decrease) in trade payable, other payables and accrued
    expenses                                                             (21,197)     (15,657)      20,522
  Increase (decrease) in advances received from customers                 72,897       (4,404)     (18,535)
  Settlement of royalties with the Office of the Chief Scientist               -            -       (3,714)
  Other adjustments                                                           45         (213)      (1,228)
                                                                        --------     --------     --------
  Net cash provided by operating activities                               49,563       25,295       81,483
                                                                        --------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property, plant and equipment                              (15,235)     (10,893)     (53,008)
  Acquisition of  subsidiaries and businesses (Schedule A)                  (318)           -       (2,315)
  Investments in affiliated companies and subsidiaries                      (352)        (200)      (2,522)
  Proceeds from sale of property, plant and equipment                        829          504        2,560
  Proceeds from sale of investment                                         3,100            -            -
  Investment in long-term bank deposits                                     (359)        (157)      (1,203)
  Proceeds from sale of long-term bank deposits                              535          317        1,507
  Short-term bank deposits, net                                             (525)          90          (48)
  Investment in available for sale securities                             (9,329)           -      (15,869)
                                                                        --------     --------     --------
  Net cash used in investing activities                                  (21,654)     (10,339)     (70,898)
                                                                        --------     --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from exercise of options                                        1,075        3,637       11,260
  Repayment of long-term bank loans                                      (12,613)      (3,033)     (35,826)
  Receipt of long-term bank loans                                              -            -       58,410
  Dividends paid                                                               -            -      (86,692)
  Change in short-term bank credit and loans, net                           (871)      (1,463)         216
                                                                        --------     --------     --------
  Net cash used in financing activities                                  (12,409)        (859)     (52,632)
                                                                        --------     --------     --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                      15,500       14,097      (42,047)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE
  PERIOD                                                                  34,109       76,156       76,156
                                                                        --------     --------     --------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                      $ 49,609     $ 90,253     $ 34,109
                                                                        ========     ========     ========
                                                                        $  1,000     $  2,321     $  8,105
                                                                        ========     ========     ========

* Dividend received
** Restated see Note 3

         The accompanying notes are an integral part of the consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

                                                                THREE MONTHS ENDED      YEAR ENDED
                                                                     MARCH 31,         DECEMBER 31,
                                                               --------     --------     --------
                                                                 2005         2004         2004
                                                               --------     --------     --------
                                                                    (UNAUDITED)          (AUDITED)
                                                               --------     --------     --------
SUPPLEMENTARY CASH FLOWS ACTIVITIES:

Cash paid during the period for:
Income taxes                                                   $  4,818     $  3,216     $ 13,305
                                                               ========     ========     ========
Interest                                                       $  1,695     $    756     $  3,122
                                                               ========     ========     ========

SCHEDULE A:
Subsidiaries and businesses acquired

Estimated net fair value of assets acquired and liabilities at the date of acquisition assumed:

Working capital, net (excluding cash and cash
  equivalents)                                                 $ (3,281)           -     $   (707)
Property, plant and equipment                                         -            -          (10)
Goodwill, customer contracts and other intangible assets         (1,514)           -       (1,598)
Long-term liabilities - mainly advances from customers            4,477            -            -
                                                               --------     --------     --------
                                                               $   (318)           -     $ (2,315)
                                                               ========     ========     ========

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 1   - GENERAL

         A. The accompanying financial statements have been prepared in a condensed format as of March 31, 2005, and for the three months then ended in accordance with generally accepted accounting principles in the United States )U.S. GAAP( relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States but which are not required for interim reporting purposes, have been condensed or omitted. See Note 6 for the reconciliation from U.S. GAAP to accounting principles generally accepted in Israel (Israeli GAAP).

                  These statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2004.

                  The interim financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation. All such adjustments were of a normal recurring nature. Reclassifications have been made to comparative data in the balance sheet as of December 31, 2004 in order to conform to the current year's presentation.

                  Comparative data in the condensed interim financial statements for the three months ended March 31, 2004 have been restated (see Note 3).

                  Operating results for the three months ended March 31, 2005, are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

         B. In March 2005, the Company, through its wholly-owned subsidiary Cyclone Aviation Products Ltd. ("Cyclone"), acquired from Israel Military Industries Ltd. ("IMI") the assets and customer contracts related to the Aircraft Systems Division of IMI ("the Aircraft Division") in consideration for approximately $7 million, to be paid in cash (approximately $1 million out of which $318 was paid through balance sheet date) and assumed liabilities of approximately $6 million. The excess of the purchase price over the fair value of net tangible assets acquired in the amount of approximately $1,500 was allocated to customers' contracts to be amortized over an estimated period of four years.

                  The  Aircraft  Division   manufactures   weapon  payloads  and
                  external fuel tanks for fighter aircraft.

                  The financial results of the business acquired are included in the Company's consolidated financial statements from the date of acquisition.

                  Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of the Aircraft Division are not material in relation to the total consolidated revenues and net income of the Company.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 1   - GENERAL (CONT.)

         C. As described in Note 1(G) to the Company's 2004 annual financial statements, on December 27, 2004, the Company reached an agreement with Koor Industries Ltd. ("Koor") to purchase all of Koor's holdings in Tadiran Communications Ltd. ("Tadiran Communications"), which represents an approximately 32% interest in Tadiran Communications at a price of $37 per share. This purchase is being made in parallel to Koor's purchase of approximately 9.8% of the Company's shares from Federmann Enterprises Ltd ("Federmann"). Tadiran Communications is an Israeli company, whose shares are traded on the Tel Aviv Stock Exchange.

                  The purchase of the interest in Tadiran Communications is being made in two stages, subject to the terms agreed upon between the parties, as described in the aforementioned note to the Company's 2004 annual financial statements.

                  On February 28, 2005, the Company's shareholders' in a general meeting approved the agreements with Koor relating to the Company's purchase of Koor's shares in Tadiran Communications.

                  As of March 31, 2005, the Company held shares representing approximately 6% in Tadiran Communications. The shares are recorded as available for sale securities.

                  On April 18, 2005, the Company completed the first stage of the transaction and purchased approximately 13.7% of the outstanding shares of Tadiran Communications, subsequent to meeting all the required conditions and obtaining the required approvals in consideration for $62.5 million. In parallel, Koor purchased from Federmann shares of the Company, representing approximately 5.3% of the Company's outstanding shares, in consideration for approximately $53.2 million. Following the completion of the first stage, the Company holds approximately 20% of Tadiran Communications' shares and as a result has the ability to exercise significant influence over the financial and operating policies of Tadiran Communications.

                  Accordingly, the Company will account for its investment in Tadiran Communications under the equity method of accounting. In accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock", the Company's interest in Tadiran Communications, which has been accounted for as available for sale securities, should be accounted for retroactively under the equity method of accounting ("step-by-step acquisition") in the second quarter of 2005, the period in which the Company first obtained the ability to have significant influence over Tadiran Communications. Implementing the step-by-step acquisition method will result in a restatement of the Company's financial statements for all periods ending prior to April 18, 2005, in which the Company's investment in Tadiran Communications was accounted for as available for sale securities. The Company is currently evaluating the impact of the aforementioned restatement.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 2   - SIGNIFICANT ACCOUNTING POLICIES

         A.       The   significant   accounting   policies   followed   in  the
                  preparation of these statements are identical to those applied in preparation of the latest annual financial statements.

         B. The accompanying financial statements have been prepared in U.S. dollars since the functional currency of the primary economic environment in which the operations of the Group (which includes Elbit Systems Ltd. and its subsidiaries) are conducted is the U.S. dollar.

NOTE 3   - STOCK-BASED COMPENSATION

                  As mentioned in Note 2X to the Company's annual financial statements, effective January 1, 2004, the Company adopted the fair value recognition provisions of SFAS 123. Under the modified prospective method of adoption selected by the Company under the provisions of SFAS No. 148, the fair value recognition provisions are applied from January 1, 2004 to all employee awards granted, modified, or settled subsequent to January 1, 2004, and to previously granted awards that were not fully vested on the date of adoption. The aforementioned decision to adopt the fair value recognition provisions of SFAS 123 took place in December 2004. Since the recognition provisions of SFAS 123 must be applied as of the beginning of the Company's fiscal year, SFAS 123 fair value recognition provisions were adopted effective January 1, 2004 and the results of the first three quarters of 2004 were restated accordingly, in order to reflect the change in stock-based compensation expense from the expense calculated under the intrinsic value based method to the expense calculated under the fair value based method.

                  The following is the effect of the restatement of stock-based compensation expense on the financial statements for the three months ended March 31, 2004:

                  Net income  as previously reported in the first quarter of 2004                     $ 12,727
                                                                                                   =============
                  Restated net income (according to SFAS No. 123)                                     $ 12,252
                                                                                                   =============
                  Diluted net earnings per share as reported in the first quarter of 2004             $   0.31
                                                                                                   =============
                  Restated diluted net earnings per share (according to SFAS No. 123)                 $   0.30
                                                                                                   =============

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 4 -      INVENTORIES, NET OF ADVANCES

                                                                    MARCH 31,  DECEMBER 31,
                                                                      2005        2004
                                                                    --------    --------
                                                                   (UNAUDITED)  (AUDITED)
                                                                    --------    --------
                  Cost of long-term contracts in progress           $285,959    $254,009
                  Raw materials                                       75,611      71,813
                  Advances to suppliers and subcontractors            21,147      21,164
                                                                    --------    --------
                                                                     382,717     346,986
                   Less - Cost incurred on contracts in progress
                       deducted from customer advances                31,506      14,533
                                                                    --------    --------
                                                                     351,211     332,453
                   Less -Advances received from customers             74,181      75,776
                            Provision for losses                       9,249       7,636
                                                                    --------    --------
                                                                    $267,781    $249,041
                                                                    ========    ========


NOTE 5            - RECENTLY ISSUED ACCOUNTING STANDARDS

                  In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"). SAB 107 provides the SEC staff's position regarding the application of Statement 123R, and contains interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations and also provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made related to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107; however, it does not believe that SAB 107 will have a material impact on its financial position, results of operations or cash flow.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 6 -      RECONCILIATION TO ISRAELI GAAP

             As described in Note 1, the Company prepares its financial statements in accordance with U.S. GAAP. See Note 26 to the 2004 annual financial statements for a description of the differences between U.S. GAAP and Israeli GAAP in respect to the Company. The effects of the differences between U.S. GAAP and Israeli GAAP on the Company's financial statements are detailed below.

         A.       Effect on net income and earnings per share

                                                           THREE MONTHS ENDED      YEAR ENDED
                                                                MARCH 31,         DECEMBER 31,
                                                          --------    --------     --------
                                                            2005         2004        2004
                                                          --------    --------     --------
                                                               (UNAUDITED)        (AUDITED)
                                                          --------    --------     --------
                   Net income as reported according to
                   according to U.S. GAAP                 $ 13,141     $ 12,252     $ 52,993

                  Adjustments to Israeli GAAP               (1,522)      (1,944)        (458)
                                                          --------    --------     --------
                  Net income according to Israeli GAAP      11,619     $ 10,308     $ 52,535
                                                          ========    ========     ========

         B.       Effect on shareholders' equity

                                                                                   AS PER
                                                        AS REPORTED  ADJUSTMENTS ISRAELI GAAP
                                                          --------    --------     --------
                  AS OF MARCH 31, 2005 (UNAUDITED)
                   Shareholders' equity                   $443,519    $(17,207)    $426,312
                                                          ========    ========     ========

                  AS OF DECEMBER 31, 2004 (AUDITED)
                   Shareholders' equity                   $434,700    $(13,124)    $421,576
                                                          ========    ========     ========


                                   # # # # # #